Exhibit 99.1 Rethinking Ophthalmology INVESTOR WEBCAST April 13, 2023 1

Safe Harbor Statements Cautionary Note on Forward-looking Statements These slides and the accompanying oral presentation contain forward-looking statements and information. The use of words such as “may,” “might,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “project,” “intend,” “future,” “potential,” or “continue,” and other similar expressions are intended to identify forward-looking statements. For example, all statements we make regarding the initiation, timing, progress and results of our preclinical studies, our clinical studies, our research and development programs, our regulatory strategy, our future development plans, our ability to advance product candidates into, and successfully complete, and the timing or likelihood of regulatory filings and approvals and statements regarding the potential therapeutic benefits of our product candidates are forward looking. All forward-looking statements are based on estimates and assumptions by our management that, although we believe to be reasonable, are inherently uncertain. All forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those that we expected. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: the possibility that Oculis may be adversely affected by economic, business, and/or competitive factors; Oculis' estimates of expenses and profitability; Oculis' ability to develop, manufacture and commercialize the product candidates in its pipeline; actions of regulatory authorities, which may affect the initiation, timing and progress of clinical studies or future regulatory approvals or marketing authorizations; the ability of Oculis or its partners to enroll and retain patients in clinical studies; the ability of Oculis or its partners to gain approval from regulators for planned clinical studies, study plans or sites; Oculis' ability to obtain and maintain regulatory approval or authorizations of its products, including the timing or likelihood of expansion into additional markets or geographies; the success of Oculis' current and future collaborations, joint ventures, partnerships or licensing arrangements; the ongoing and evolving COVID-19 pandemic on Oculis' business, financial position, strategy and anticipated milestones; and other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in documents that Oculis may from time to time file or furnish with the SEC. Any forward-looking statement speaks only as of the date on which it was made. We undertake no obligation to update or revise any forward- looking statement, whether as a result of new information, future events or otherwise, except as required by law. Copyright of this presentation is owned by Oculis. No part of this presentation may be reproduced in any manner without the permission of Oculis. 22

Rethinking Ophthalmology INVESTOR WEBCAST April 13, 2023 3

Inventor webcast agenda Opening remarks Sylvia Cheung, CFO Company presentation Dr. Riad Sherif, CEO Sylvia Cheung, CFO Discussions with KoL’s Dr. Pravin Dugel Dr. Arshad Khanani Dr. Eric Donnenfeld Q&A Pall Johannesson, CSO Closing remarks Riad Sherif, CEO 44

Our Purpose To drive innovation to save sight and improve eye care 5

Unmet needs and substantial rise in visual impairments

Underpinning demand for ophthalmic innovations

"At least 2.2 billion people have a vision impairment, and of these, at least 1 billion people have a vision impairment that could have been prevented or is yet to be addressed."

Dr Tedros Adhanom Ghebreyesus
Director-General WHO
WHO Vision report, 2019

A growing
$22+bn
Market

Rising sharply due to changes in:

- Aging Population
- Diabetes Epidemic
- Lifestyle Changes

Driven by three key areas:

Retina

~196M[1]
with age-related macular degeneration

~146M[1]
with diabetic retinopathy

Glaucoma

~80M[1]
and 10% leading to blindness

Dry Eye

~1.4BN[2]
Living with dry eye

(1) WHO: https://apps.who.int/iris/rest/bitstreams/1257940/retrieve.
(2) Source: Market Scope: 2020 Dry Eye Products Market Report.

6

Building a world leader in ophthalmology Possible Effects of DME Normal Vision Poised to Breakthrough Key unmet deliver innovations medical needs Ophthalmology experienced A leading and Strategic presence in key markets and with a solid differentiated portfolio of maximizing success track record of success life-changing therapies OCS-01 in Diabetic Macular Breakthrough innovations Edema (DME) developed specifically to create a step shift in the treatment of ocular disease Neuro Ophtha. Retina and vision loss. DED 1 77

Uniquely positioned to build significant value

Oculis

Targeting critical unmet needs in 3 major ophthalmology segments

- OCS-01: 1st Retina eye-drop for Diabetic Macular Edema (DME) in Ph3
- OCS-02: 1st Biologic eye-drop for Dry Eye Disease (DED) in Ph2b
  (upside potential from biomarker-driven precision medicine approach)
- OCS-05: 1st Neuroprotective agent for neuro-retina treatments in PoC

Near-term value inflection points expected

2023	2024
OCS-01 DME Phase 3 (Stage 1) readout	OCS-01 Ocular Surgery NDA
OCS-01 Ocular Surgery Phase 3 readout	OCS-01 CME[1] PoC readout
	OCS-02 DED Phase 2b readout
	OCS-02 Uveitis Phase 2b readout
	OCS-05 AON[2] PoC readout

(1) Cystoid Macular Edema (CME).
(2) Acute Optic Neuritis (AON).

8

Innovative, diversified and late-stage pipeline

Oculis

Product Candidate(s)	Investigational Indication(s)	Pre-clinical	Phase 1	Phase 2	Phase 3	Next Catalysts 2023	Next Catalysts 2024
OCS-01 Optireach® technology	DIABETIC MACULAR EDEMA					Ph3 Stage 1 readout	
	INFLAMMATION AND PAIN FOLLOWING OCULAR SURGERY					Ph3 readout	NDA
	CYSTOID MACULAR EDEMA						PoC readout
OCS-02 Anti TNF	DRY EYE DISEASE						Ph2b readout
	UVEITIS						Ph2b readout
OCS-05 SGK2 Activator	ACUTE OPTIC NEURITIS						PoC readout
	GLAUCOMA						
	GEOGRAPHIC ATROPHY						
	DIABETIC RETINOPATHY						
	NEUROTROPHIC KERATITIS						
OCS-03	CORNEAL NV, PTERYGIUM						
OCS-04	CORNEAL TRANSPLANT						
(Undisclosed)	Wet-AMD[1], RVO[2], DR[3]						

OCS-01 is based on the OPTIREACH® technology, OCS-02 is a single chain antibody fragment (ScFv) against TNFα and OCS-05 is a SGK-2 activator peptidomimetic small molecule with novel MoA targeting the activation of the trophic factor pathways.
(1) Age-related macular degeneration (AMD).
(2) Retinal Vein Occlusion (RVO).
(3) Diabetic Retinopathy (DR).

9

Oculis leadership team with successful track record Committed to build an industry leader in ophthalmic innovation ✓ Highly experienced leadership team ✓ Expertise in drug development leading to Joanne Chang M.D. Bastian Dehmel M.D. Sylvia Cheung Pall Johannesson Riad Sherif M.D. approvals and launches with Head of Development Head of medical Affairs Chief Financial Officer Chief Strategy Officer Chief Executive Officer > 40 approved drugs globally ✓ Expertise in public company management and launching new classes of therapeutics 10 10

Possible Effects of DME Normal Vision Possible Effects of DME Normal Vision Possible Effects of DME Normal Vision OCS-01 in OCS-01 in Diabetic Macular Diabetic Macular Edema (DME) Edema (DME) Possible Effects of DME Normal Vision Possible Effects of DME Normal Vision OCS-01 in OCS-01 in Diabetic Macular Normal Diabetic Macular Edema (DME) Vision Edema (DME) Possible Effects of DME Normal Vision OCS-01 in 1 OCS-01 in Diabetic Macular Diabetic Macular Effects Edema (DME) Edema (DME) of DME 1 OCS-01 in Image: Source and Copyright: © 2022 by The Angiogenesis Foundation, Inc., All Rights Reserved. www.scienceofdme.org 1 Diabetic Macular Edema (DME) 1 1 1

DME is a large and growing market with critical unmet needs Growing DME patient Only invasive Late start (1) population size treatments approved of treatment Global DME Patients DME – Treatment rate and (2) (7% of diabetics ) market size in G7 countries (4) (US, EU5 and JP) 2045 53m+ Undiagnosed 2021 $8bn (46%) 37m High burden of treatment Untreated (58%) Diagnosed Not appropriate for early (54%) $6bn Treated (42%) intervention $3bn A leading cause of new cases of 2019 2029 (3) blindness in US adults (1) International Diabetes Federation – diabetesatlas.org Estimated diabetes around the world in 2021: 537m, reaching 783m in 2045 (2) Yau et al. Global Prevalence and Major Risk Factors of Diabetic Retinopathy, Diabetes Care 2012 Mar; 35(3): 556-564. (3) https://preventblindness.org/diabetic-macular-edema-dme/ (4) DRG Diabetic Macular Edema / Diabetic Retinopathy Disease Landscape & Forecast 2020 12 (5) Gonzalez 2016 Early and Long-term Responses to VEGF Therapy in DME: Analysis of protocol I data 12 12

OCS-01 | Current DME treatment paradigm leaves two patient segments undertreated and losing vision

Oculis

Patient presents with DME symptoms
Diagnosed by OCT[1]



- 24% DME recent onset [2]
- 43% DME with mild visual impairment [2]
- 33% DME with moderate to severe visual impairment [2]

DME Disease Progression and Treatment Landscape

Current Treatment	1st line: Observation → Laser	1st line: Anti-VEGF → Laser / Steroid implant
Unmet Needs	❶ X Lack of pre-invasive treatment ▪ ~ 19% of patients with good vision experience deterioration by ≥ 5 letters over 2 years[3]	❷ ✓ 60% Adequate response ❸ X 40% Inadequate response ▪ Low anti-VEGF response rate[5] ▪ Combination to drive efficacy and or durability

Addressable US patient population: 1.2 million[4][6]

(1) Optical coherence tomography (OCT) imaging.
(2) Baseline Demographics and Clinical Characteristics of Treatment-Naïve Patients with Diabetic Macular Edema Listed in the IRIS Registry (Table S1) www.aao.org
(3) Baker, Carl W., et al. "Effect of initial management with aflibercept vs laser photocoagulation vs observation on vision loss among patients with diabetic macular edema involving the center of the macula and good visual acuity: a randomized clinical trial." Jama 321.19 (2019): 1880-1894.
(4) Gonzalez 2016 Early and Long-term Responses to VEGF Therapy in DME: Analysis of protocol I data
(5) Kiss 2014 ; Berenger and Kiss, Feb. 2016, Real-world Utilization of VEGF agents (DME section), Review of Ophthalmology https://www.reviewofophthalmology.com/article/realworld-utilization-of-antivegf-agents
(6) Decision Resources Group: DME – DR Landscape Forecast – Disease Landscape Forecast 2020

13

OCS-01 | First eye drop for DME

Unique product candidate

OCS-01 is a unique high-concentration nanoparticle formulation of Dexamethasone (15mg/ml)


OPTIREACH®
Formulation Technology
Cyclodextrin
Drug molecule
Single complex
Complex aggregate
Water-soluble nanoparticle

Positive results in exploratory and Phase 2 studies in DME

DME Exploratory 1
19 pts Tanito Study
successfully completed

DME Exploratory 2
22 pts Ohira Study
successfully completed

DME Phase 2
144 pts
Randomized & double-masked
successfully completed

Phase 3 program initiated after positive Phase 2 results and EoP2 meeting

Patient Case (Phase 2 DX211)[3]
OCS-01 showed biological effect in CMT[1] reduction and BCVA[2] improvement

Age	55
Treatment Group	OCS-01
DME Dur.	4 m
Prior DME Tx	No
Baseline CMT[1]	765
Week 12 CMT[1]	328
Baseline BCVA[2]	40
W12 BCVA[2]	56


Baseline
Week 12

Exploratory 1: Investigator-initiated, open-label, single-center study. Tanito M, et al. Invest Ophthalmol Vis Sci. 2011;52:7944-7948
Exploratory 2: Ohira A, et al. Acta Ophthalmologica. 2015;93:610-615. Ohira A, et al. Acta Ophthalmologica. 2015;93:610-615.
DME Phase 2: Note: Data presented at Angiogenesis, Exudation and Degeneration, 2020 by KOL (Dugel P.)
(1) Central macular thickness (CMT)
(2) Best-corrected visual acuity (BCVA)
(3) Dugel PU. The Oculis OCS-01 phase 1/2 study: an effective topical therapeutic for DME. Presented at: Angiogenesis, Exudation, and Degeneration 2020; Feb. 8, 2020; Miami.

14

OCS-01 | Data support OCS-01 to address large DME patient pool A potential effective and versatile option to treat all DME patients Patient presents with DME with DME DME with moderate to severe DME symptoms 24% 43% 33% mild visual recent onset visual impairment Diagnosed by OCT impairment (1) (1) (1) OCS-01 Topical Treatment Covers Entire Continuum of DME Care Expands patient and ✅ Early intervention ✅ Standalone/Combination prescriber base treatment (2) Change in OCT & BCVA among patients with baseline BCVA ≤ 65 Change in OCT among patients with baseline BCVA > 65 6 OCS-01 (n = 45) 0 Vehicle (n = 14) Physicians 5 -20 -10.6 3.8 4 -23.1 -40 General Retina -40 3 Ophthalmologist Specialists -41.9 -60 2 0.9 -80 OCS-01 (n = 47) 1 -77.4 -90 Vehicle (n = 28) 0 -100 (1) Baseline Demographics and Clinical Characteristics of Treatment-Naïve Patients with Diabetic Macular Edema Listed in the IRIS Registry (Table S1) www.aao.org 15 15 (2) Dugel PU. The Oculis OCS-01 phase 1/2 study: an effective topical therapeutic for DME. Presented at: Angiogenesis, Exudation, and Degeneration 2020; Feb. 8, 2020; Miami. Mean (± SD) Change in CMT From Baseline (μm) Mean Change in BCVA From Baseline Mean Change in CMT From Baseline (μm)

OCS-01 | Phase 3 DME study post positive EoP2 FDA meeting

Oculis

Protocol with loading dose & enriched population to drive probability of success

Successful EoP2 meeting with FDA supporting Phase 3 program

Phase 3 study design:
- Multicenter, randomized, double-masked, vehicle-controlled
- Stage 1: selection of dose regimen with better efficacy, 130 patients
- Stage 2: two global Phase 3 with ~350-450 pts each

Primary Endpoints (EoP2 meeting w/FDA):
- Mean change in BCVA vs baseline at 52 weeks

Key Secondary Endpoints:
- Mean change in central retinal thickness assessed by SD-OCT
- % of patients with +15 ETDRS letters vs baseline

Key Enrollment Criteria:
- Diabetes mellitus 1 and 2
- ETDRS BCVA letter score between 65 and 24
- Macular thickness (CST) of ≥ 310 µm


Stage 1
6 weeks
6weeks
Screening
6x/day
3x/day
6x/day
3x/day
Randomization 2:1
End of treatment Stage 1
Dose and sample size selection
Stage 2
52 weeks
Selected dose regimen
Matching vehicle
End of trial
OCS-01
Vehicle

16

OCS-01 | Recap - first retina eye-drop for DME

Oculis

TRANSFORMATIVE THERAPY	• First Eye drop in DME expected to address broad DME population • Total addressable US patient population for DME ~1.2M[(1)(2)]
IN PHASE 3	• Phase 2 in **DME**: CMT & BCVA endpoints reached with statistical significance, 144 pts • Phase 2 in **Ocular Surgery**: Pain and inflammation endpoints reached, 150 patients • **On-going Phase 3 programs** in both indications
UPCOMING DME READOUT	• Milestone: Phase 3 Stage 1 readout expected in Q2 2023 • Regulatory success case: statistical significance in mean BCVA change • Next steps: commencement of Phase 3 Stage 2 studies in 2H 2023
FURTHER OCS-01 MILESTONES	• Phase 3 in Ocular **Surgery**: Readout expected in Q3 2023 • PoC in **CME**: Readout expected in 2H 2024 • Ocular Surgery **NDA** application: Application in late 2024

(1) ARVO Annual Meeting Abstract, June 2021, Hennings et al. Prognostic determinants of postoperative pseudophakic macular oedema in a tertiary hospital setting.
(2) Data on file, Skyggn phase 2 study.

17

OCS-02 in Dry Eye Disease 18

OCS-02 | DED a large, underpenetrated and growing market USD 4bn Market – 13% of patients experience lasting relief after 12 months of treatment Dry Eye Rx drug market Significant market opportunity (1) G7 countries, 2019 Corticosteroids (ophthalmic), (1) • Large and growing market forecasted to reach $7.3bn in 2029 3% Secretagogues, 5% Aqueous • Underpenetrated - only 9% of diagnosed patients in the US supplements, (1) receiving treatment 0% LFA-1 • Despite current options an under-addressed patient Antagonists, Mucolytics, 0% (2) 20% population with only 13% of patients achieving lasting relief ~$4bn • Vast majority of treated patients are receiving anti- (1) in 2019 inflammatory drugs (1) • Next generation anti-inflammatory drug with novel MoA Calcineurin remains key unmet medical need inhibitors (Ophthalmic), 72% (1) DRG Dry Eye Disease Landscape and Forecast 2020 (2) Mukamal, R. Why is Dry Eye So Difficult to Treat? 2021 https://www.aao.org/eye-health/tips-prevention/fix-dry-eye-treatment-eyedrops 19 19

OCS-02 | First topical treatment candidate for DED

Clinically proven MoA with potential transformative impact in Ocular Inflammatory Diseases

Topical Biologic Candidate

OCS-02 is an **anti-TNFα antibody fragment** formulation with potential to become the first approved topical biologic for DED

✓ Clinically proven MoA

Anti-inflammation and anti-necrosis MoA approved as systemic treatment for ocular disease and with **transformative impact** in other areas

✓ Enhanced ocular penetration

Lower molecular weight, **enhanced ocular penetration and higher concentration**

✓ Proprietary genetic biomarker

Associated with OCS-02 response highlighting opportunity for a **precision treatment** in DED

Innovative Antibody Fragment Technology


IgG
Fab
scFv*
(OCS-02)
Regions that bind to neutralize TNFα
Standard antibody frameworks
Framework for OCS-02 optimized for stability and other drug-like properties
149 kDa
48 kDa
26 kDa

20

OCS-02 | Anti-TNFα biologic Eye Drop

Advancing into Phase 2b for DED & Uveitis

Positive Phase 2 / PoC in DED and Uveitis	Advancing into Phase 2b for both indications	Significant market opportunity
DED#1 85 pts Phase 2 POC successfully completed	OCS-02 in Phase 2b to evaluate signs in DED (with **secondary endpoint in symptoms**)	Potential to become the **FIRST precision medicine** in Dry Eye Disease – de-risks clinical trial and creates potential market pricing upside
DED#2 131 pts Phase 2 POC successfully completed	Stratification to **validate genetic biomarker in severe** DED population	A unique benefit in DED given **its multifactorial nature** and **heterogenous** patient population **~10m patients**[(1)] Addressable US patient segment **for DED**
Uveitis 32 pts Phase 2 POC successfully completed	Advance OCS-02 in Phase 2b as **steroid-sparing alternative** for chronic and recurring Non-Infectious Anterior Uveitis	

(1) DED Disease and Landscape – DRG Report, Dec. 2020

21

OCS-02 | Phase 2a positive results in DED Proof-of-Concept Phase 2 trial evaluating symptoms demonstrated statistically (1) significant reduction in symptoms and well-tolerated profile Full study population High responders P=0.02 % Points 20 0 Vehicle OCS-02 18% (12/67 pts) Safety: -4 ▪ No meaningful safety findings 10 ▪ Well tolerated -8 P=0.04 5% (3/64 pts) OCS-02 Vehicle 0 -12 N 67 64 Vehicle OCS-02 (2) Consistent results in a previous study with fast onset at day 14 reaching and maintaining statistical significance Statistical significance reached in both all-comers and biomarker / high responders (1) Predecessor of OCS-02 (LME636); Note: Presented at ARVO 2021 by KOL (Perez V.) (2) Phase 2a study in acute anterior uveitis; data presented at ARVO, 2021 by KOL (Galor A.) 22 22 Reduction in global ocular discomfort score % Pts with > 20 points improvement

OCS-02 | Biomarker identified for high responders – potential for precision medicine approach Genetic biomarker for OCS-02 response Association between gene variants and global ocular discomfort score at treatment day 29 was Pre-specified exploratory pharmacogenetic analysis focused on tested: the genes relevant to TNF pathway and Sjogren’s syndrome ▪ Among the gene variants tested, one variant 25 out of 4 showed significant effect on the High responders: VAS change from baseline >20 15 response to OCS-02. 5 -5 ▪ Patients with this gene variant tended to have -15 larger improvement vs other p < 0.0001 -25 -35 # subj. (%) VAS >20 ▪ Oculis is planning to further validate OCS-02 -45 biomarker in the upcoming Phase 2b study -55 OCS-02 12 (18%) -65 Successful Phase 2b will support advancement -75 Vehicle 3 (5%) -85 to Phase 3 while evaluating the potential for a *P=0.018 -95 precision medicine for DED Full analysis set -105 Presented at ARVO 2021 by KOL (Perez V.) 23 23 Change from Baseline

OCS-02 | Phase 2b study in Dry Eye Disease A multi-center, randomized, double-masked, vehicle-controlled study evaluating the safety and efficacy of OCS-02 for the treatment of signs and symptoms of DED Phase 2b study design: Objectives: Key enrollment criteria: ▪ Randomized, masked, vehicle-▪ Subjects with history of DED for 6 mos. ▪ The objective of this study is to controlled study evaluate the safety and efficacy of ▪ Schirmer’s test at baseline < 10 mm ▪ Multi-center, 10-week, approx. OCS-02 for the treatment of signs ▪ Corneal fluorescein stain > 2 in at least 1 120 subjects and symptoms of dry eye disease region (inferior, superior) ▪ Stratification based on genotype (CC SNP) 30 Patients 2 week run in, all subjects (6+2) weeks TBD OCS-02 3x/day (TID) Follow-up Screening Artificial tears TID Patients who respond to artificial tears Vehicle (TID) Follow-up will not be randomized Randomization 24 24

OCS-02 | Recap – first Anti-TNFα eye drop for DED and Uveitis INNOVATIVE Next gen. ophthalmic anti-TNFα to directly address core inflammation in THERAPY both, DED and Uveitis Total addressable US patient population for DED: ~10M LARGE MARKET Ready to advance Phase 2b with three clinical Phase 2a studies for DED and Uveitis: IN PHASE 2b Statistically significant efficacy and safety in both indications in prior studies Phase 2b in DED: readout expected in 2H 2024 MILESTONES Phase 2b in Uveitis: readout expected in 2H 2024 (1) Multiple Sclerosis. (2) Acute Optic Neuritis. 25 25

OCS-05 in Neuro-Ophthalmology: Acute Optic Neuritis Normal vision Early glaucoma Advanced glaucoma

OCS-05 | Candidate overview

SGK-2 activator peptidomimetic small molecule with a unique MoA for neuro-ophthalmology

Disease modifying drug to protect and repair neurons

- Activates neurotrophic signalling pathways supporting neuronal survival and repair

Multiple potential applications:

- Glaucoma
- Dry AMD / Geographic Atrophy
- Diabetic Retinopathy
- Acute Optic Neuritis
- Neurotrophic Keratitis

Unique & Differentiated MOA

OCS-05 targets SGK as part of the neurotrophic factor signalling pathways triggering multiple beneficial effects on apoptosis, anti-oxidation and anti-inflammation


Survival
Apoptosis
Foxo3
SGK
GSK3B
SGK promotes neuronal survival and differentiation trough Foxo3 and GSK3B
Neuron
OCS-05
SGK
NDRG1
Oligodendrocyte
SGK induces the cell protective phenotype of microglia (e.g., CNTF production)
NDRG1 activation by SGK induces Oligodendrocyte Precursors differentiation and myelination
CNTF
Cell protective Microglia (M2)

27

OCS-05 | New neuro-ophthalmology candidate Compelling data showing prevention of RGC’s damage in Glaucoma and AON models (3) OCS-05, IVT and topical, shown to prevent RGCs AON model: Short term study (5-day OCS-05 shown to promote improvement of damage (the key element in Glaucoma vision loss) treatment, assessment at day 6) clinical function (disability) in experimental autoimmune encephalomyelitis ( EAE) model Visual of RGC Protection (4) (3) (5) OCS – 05 | H&E for RGC density at week 6 (5) OCS – 05 | Model of autoimmune AON and MS Sham control Clinical assessment (score) RGC 5 Severe disabilities 4 Placebo Placebo Treatment initiation 3 Loss OCS-05 50 mpk of RGC 2 OCS-05 100 mpk 1 OCS-05 70 mg/kg 0 Normal High-pressure Glaucoma rat model of neurodegeneration More RGC without inflammation Experimental Autoimmune Encephalomyelitis model in mice remain (1) Primary Open-Angle Glaucoma (POAG). (2) Experimental autoimmune encephalomyelitis (EAE). (3) Retinal ganglion cell (RGC). (4) Hematoxylin and eosin (H&E) staining. 28 28 (5) Villoslada P. et al. Neurotherapeutics, published online: 27 February 2019. Intravitreal Eyedrops D1 D3 D5 D7 D9 D11 D13 D15 D17 D19 D21 D23 D25 D27 D29 D31 D33 D35 D37 D39 D41 D43 D45 D47

OCS-05 | Development status

Paving the way to multiple indications

1 Oculis New Sponsor Q3 2022

2 Previous and ongoing studies in Europe

Phase 1: No drug-related side effects

- Randomized, double-blind, placebo-controlled, single and multiple ascending dose study of the safety, tolerability and PK in adult healthy volunteers (UK, MHRA)
- Recruitment of 48 healthy volunteers (36 OCS-05, 12 placebo)

Phase 2a: First-in-patients trial in AON

- Objective to evaluate safety and explore efficacy of OCS-05 compared to placebo in patients diagnosed with a first unilateral AON of a demyelinating origin
- Randomized double-blind placebo-controlled, multicentre trial in France



Oculis is considering to study several neuro-Ophtha indications
Acute Optic Neuritis (AON)
Glaucoma
Geographic Atrophy
Diabetic Retinopathy
Cornea: Neurotrophic Keratitis
CNS: Multiple Sclerosis (MS)

3 Oculis is working with FDA on pursuing the Dev in the U.S.[1]

[1] *U.S. Clinical hold in 2016 under prior sponsor.*

29

Acute Optic Neuritis (AON)

Optic Neuritis trials allows to validate OCS-05 in neuro-ophthalmology

130k patients a year (US/EU)

AON mean annual prevalence of acute: 7.9 cases per 100,000 person-year and AON mean annual incidence rate is 5.4 cases per 100,000 person-years[1]



Arnotts Car Park

- Not approved therapy for AON
- SoC is intravenous methylprednisolone, that is not reducing permanent disability

Preventing axonal damage at the optic nerve and RGC loss will preserve visual function



Inflammation in the optic nerve
OCS-05

Retinal thickness (pRNFL and GCIPL) as surrogate of permanent visual impairment

Promising Imaging techniques which could be surrogate markers

5 um Change in GCIP thickness predicts a loss of 7 letters in 2.5% LCVA[2]



ILM
RNFL
GCL
IPL
INL
OPL
ONL
OLM
PL
GCIP layer
GCIP thickness

OCT of the human retina captures 1 µm resolution.

...is clinically relevant

7 letters (1.5 lines) a meaningful change of clinical relevance.



R N O V S
Z C R D H
N V S O K
D R Z K O

2.5% Sloan Letter Chart for LCVA.

1. Martínez-Lapiscina et al. J Neurol. 2014 Apr;261(4):759-67; 2. *Gabilondo et al. Ann Neurol. 2015 Mar;77(3):517-28; 3. 3Beck RW, et al. N Engl J Med. 1992 Feb 27;326(9):581-8*
2. *LCVA: Low Contrast Visual Acuity .*

30

OCS-05 | Recap - first SGK neuroprotective candidate in ophthalmology

Oculis

TRANSFORMATIVE THERAPY	• Disease modifying drug with neuroprotective activities in neuro ophthalmology • Potential paradigm shift in treating major blinding diseases, acting directly on retinal neurons • **No treatment to-date**
LARGE MARKET	• Potential application for multiple indications in ophthalmology: Glaucoma, Geographic Atrophy, Diabetic Retinopathy, and corneal indications such as Neurotrophic Keratitis
PROMISING PRECLINICAL DATA	• Preclinical data: Neuroprotection by preventing retinal ganglion cell death and improvement of function in MS and AON models • Phase 1 study: Well-tolerated in 48 healthy volunteers
MILESTONE	• 2H 2024: Proof-of-concept data readout in AON expected

31

Summary 32

Proven track record of efficient capital deployment

Oculis

Building a world leader in ophthalmology

Business Milestones

< 2016 - 2017

OCS-01

Optireach® animal & human POC

2018 - 2022

OCS-01

Optireach® clinical validation in DME/retina and Oc Sx
Positive EoP2 with FDA for DME and Ocular Sx commenced Phase 3 studies

OCS-02

Biologic eye drop: Novartis in-licensing
Technical development advancement

OCS-05

Neuroprotective disease modifying technology in-licensing

2023 and beyond

Clinical readouts:

- OCS-01 DME Ph3 Stage 1
- OCS-01 Oc Sx Ph3
- OCS-02 DED Ph2b
- OCS-02 Uveitis Ph2b
- OCS-05 AON PoC
- OCS-01 CME PoC
- OCS-01 Oc Sx NDA

Building a world leader in ophthalmology

Financial highlights

- **> USD 110 m** private funding from leading international life sciences investors
- **Successful clinical validation** of Optireach® / OCS-01
- **Strong and balanced portfolio**: OCS-01, OCS-02 and OCS-05
- **Efficient deployment of of capital** transforming Oculis into multiple assets with late-stage candidates

- **Successful Merger** with EBAC and **listing on** Nasdaq : March 3, 2023
- Raised **total proceeds** of **$104 m**; Adequately capitalized with cash runway to beginning of 2025
- Track record of success and well funded to deliver **key business milestones** in 2023 and 2024:
  - 6 clinical readouts
  - 1 NDA application

33

Uniquely positioned to build significant value

Oculis

Advanced and Innovative product portfolio

- OCS-01: 1st Retina eye-drop for Diabetic Macular Edema (DME) in Ph3
- OCS-02: 1st Biologic eye-drop for Dry Eye Disease (DED) in Ph2b
  (upside potential from biomarker-driven precision medicine approach)
- OCS-05: 1st Neuroprotective agent for neuro-retina treatments in PoC

Strong management team ready to materialize significant commercial potential

- Targeting critical unmet needs in 3 major ophthalmology segments

Near-term value inflection points expected

2023

- OCS-01 DME Phase 3 (Stage 1) readout
- OCS-01 Ocular Surgery Phase 3 readout

2024

- OCS-01 Ocular Surgery NDA
- OCS-01 CME(1) PoC readout
- OCS-02 DED Phase 2b readout
- OCS-02 Uveitis Phase 2b readout
- OCS-05 AON(2) PoC readout

(1) Cystoid Macular Edema (CME).
(2) Acute Optic Neuritis (AON).

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Investor Webcast – Discussion with KoL’s 35

Key Opinion Leaders Dr. Eric Donnenfeld Dr. Donnenfeld, who is a trustee of Dartmouth Medical School and clinical professor of ophthalmology at New York University. He is a past president of The American Society of Cataract and Refractive Surgery, President of the International Intraocular Implant Society, a Fellow of the American Academy of Ophthalmology and editor-in-chief of EyeWorld. Dr. Pravin Dugel Dr. Dugel is an Oculis Board member and is internationally recognized as a major clinical researcher and has served as a visiting professor at universities worldwide – contributions that earned him the prestigious Senior Honor Award from the American Academy of Ophthalmology. He has previously served as a member of the Board of Directors of the American Society of Retina Specialists (ASRS), and Europe’s retina society, EURETINA. He is also President of the biopharmaceutical company, Iveric Bio. Dr. Arshad Khanani Dr. Khanani has been a principal investigator for more than 100 clinical trials and a top enroller in the United States for multiple Phase 1-3 trials. He is a Clinical Associate Professor at the University of Nevada, Reno School of Medicine, an elected member of the Retina Society, Macula Society and has received numerous awards of distinction including the Senior Honor Award from the American Society of Retina Specialists. Dr. Khanani founded the clinical research section at Sierra Eye Associates and currently serves as its Managing Partner, Director of Clinical Research, and Director of Fellowship. 36 36

Investor Webcast – Q&A 37

THANK YOU 38

Our Purpose To drive innovation to save sight and improve eye care 39 39